Free Writing Prospectus
Filed Pursuant to Rule 433
Dated May 5, 2009
Registration Statement No. 333-150095
*NEW ISSUE* $1.5BLN HAROT 2009-2 (Autos) TALF ELIGIBLE

LEADS/BOOKS: JPM/BNP	100% POT
CO-MANAGERS: Barclays, CS, HSBC, Mitsubishi, Wach

CL	$SIZE-MM	WAL	F/S	WINDOW	LGL	SPREAD	YIELD	COUPON	DOLLAR
A-1	351.000	0.33	F1+/A-1+	06/09-12/09	5/17/10	IL+10	1.31785	1.31785	100.00
A-2	400.000	0.97	AAA/AAA	12/09-09/10	8/15/11	EDSF+120	2.235	2.22	99.99551
A-3	520.000	1.95	AAA/AAA	09/10-01/12	1/15/13	EDSF+135	2.808	2.79	99.99672
A-4	229.000	3.06	AAA/AAA	01/12-08/12	7/15/15	Swaps+250	4.481	4.43	99.97211
PRICING SPEED: 1.3 ABS
OPTIONAL CLEAN-UP CALL: 10%
ERISA ELIGIBLE
TALF ELIGIBLE, ALL NOTES ARE FIXED RATE
HAIRCUTS: A2: 6%, A3: 7%, A4, 9%
EXPECTED PRICE: 05/05/09 at 12pm
EXPECTED SETTLEMENT: 05/12/09
BILL AND DELIVER: JPMorgan
PAYMENT DATES: 15th of each month, beginning June 15, 2009
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.